FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1	Press release dated March 27, 2003.

TransAlta commissions Ontario electricity generation plant

CALGARY, Alberta (March 27, 2003) - TransAlta Corporation (TSX:TA; NYSE:TAC) today officially began commercial operation of its new 440-megawatt (MW) gas-fired facility at its Sarnia Regional Cogeneration Plant located in Sarnia, Ontario. The new facility is integrated with 135 MW from the facilities TransAlta acquired last year. The 575-MW, $490 million gas-fired plant is supplying steam and electricity to TransAlta's host customers as well as electricity into regional wholesale markets.

"TransAlta was the first private sector investor to build new power generation in Ontario," said Steve Snyder, TransAlta's President and CEO. "Now that our Sarnia plant is fully operational, we'll focus on operating it efficiently to provide our customers with a reliable, low-cost source of power and steam while selling additional power into regional wholesale markets."

TransAlta acquired the existing facilities on Oct. 7, 2002, including two gas turbines and five steam turbines. The facilities, with 135 MW of net capacity, are located on the industrial sites of Bayer Inc. and Dow Chemical Canada Inc. In March 2001, TransAlta started construction of the 440-MW new facility that includes three gas turbines and two steam turbines. TransAlta employed 450 people during construction and will employ 60 full time workers to oversee plant operations.

TransAlta has contracted up to approximately 216 MW of capacity to Bayer Inc., Dow Chemical Canada Inc., NOVA Chemicals (Canada) Ltd. and Suncor Energy Products Inc. An additional 75 MW has also been contracted over the next three years. The remaining capacity will be sold through bilateral contracts or into regional wholesale markets. In addition, all steam is sold under 20-year contracts to Bayer, Dow, NOVA and Suncor.

TransAlta is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S. Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz, Media Relations Specialist

Daniel J. Pigeon, Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

    E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

                                                                                                By:  s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: March 27, 2003